

DALLAS COUNTY
COUNTY CLERK
JOHN F. WARREN

Date: 7/2/2014 **Case #: M7802752G**

To Whom It May Concern:

Thank you for your recent request for copies from the Dallas County Clerk Records Department.

Please be advised that Class A and B criminal case jackets prior to 1995 have been destroyed in accordance with Local Government code 202.003. We apologize for any inconvenience this may cause.

As the goal of the Dallas County Clerk is to provide superior customer service, we have included this letter along with a computer printout of the case disposition as it appears in our criminal database.

If additional information or clarification is required, please feel free to contact our office at the number listed below.

Thanks,

Dallas County Clerk
Criminal Records Supervisor

Frank Crowley Courts Building., 133 N. Riverfront Blvd., LB 43., Dallas, TX 75207., (214) 653-5763 Office., (214) 653-5778 Fax



¢JI68 DA CASE ID M-7802752G JUDCL CASE ID M-7802752G

A010 DEF NAME ROSS SU C010 DEF NAME ROSS SU

J U D I C I A L I N F O R M A T I O N

A010-020-030-040 FILE DATE 042778

DEF NAME ROSS_SUSAN_K ______ RACE W SEX F DOB [redacted] AGE 54

DEF ADR1 ______ AC ___ PH ______ SS ___ __ ____

DEF CITY ______ ST __ ZIP _____ DLNUM ______ DLST __

OFF THEFT______ DT ______ TYP/CL M _ GOC/CAT _ _ CODE TH000000

COMT ______ SID NUM ______ OF AMT ______

COMPLAINANT ______ TAPE # _____ ARREST DATE ______

JUV STAT _ REPEAT OFFENDER _ CAREER OFFENDER _ ORIG-LOC ______ CURR-LOC _

FILING AGENCY ______ SER/CAS NO ______ ARREST NUM ______

LAI NUM ______ AIS/DSO NO ______ BOOKIN NUM ______

JP FILE DATE ______ JP CASE ID ______ JP COURT ID __ FED _ EVH _ AFF _

MAGISTRATE DATE ______ MAGIS COURT __ MAGIS JUDGE ______ BOUND OVER _

EXAM TRIAL DATE ______ EXAM COURT __ EXAM JUDGE ______ IND METH CAI

GJ/H/R DT ______ _ GJ# ______ GJ/W/FILE 042778 GJ DS X DA DSP _ ACC _ REAS _

DA DISPOS DATE ______ MISDEMEANOR REDUCTION _ SENTENCE PROBATED _

JUDCL CASE ID M-7802752G GJ CT __ PROS STAT _ ____ PROS NAME ______

COURT ASSIGNED TO MG DATE ASSIGNED 042778 ASSIGNED BY M REASON M

PRECEEDING DA CASE ID ______ SUCCEEDING DA CASE ID ______

TRN ______ TRS ____ WARRANT STATUS _ STATE OFF CD ______

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```
¢JI68        DA CASE ID M-7802752G        JUDCL CASE ID M-7802752G

             A010 DEF NAME ROSS SU        C010 DEF NAME ROSS SU

                          DISPOSITION

  C020-01-02                                        CT DISP NO 02

VERDICT DATE 091578  BY JG  DISP PGBC  TC __  DISM TYP ____  VOL 003  PAGE 0057

SENTENCE DATE _____  BY JG  TO _ YEARS ____  MTHS ____  DAYS ____  HOURS ____

SENTENCE TO BEGIN _____  SENTENCE VOL ___  PAGE ____  DISCHARGE N TYPE _ NUM __

PROBATED SENTENCE TO J YEARS ____  MONTHS ____  DAYS __30      MULT SENT __

PROBATED FOR  YEARS __1  MONTHS ____  DAYS ____  PROBATION START DATE _____

SPEC COND 1 __ _____ FOR ___ _  2 __ _____ FOR ___ _

FINE CODE N  AMT ____150.00  COST CODE N  AMT ___53.00   PAYMENT DUE 102578

                     REDUCED/ENHANCED CHARGE

DESC _____ COMT _____ TYP/CL __ _ GOC _

           COUNTY CODE _____      STATE CODE _____

PROBATION REVOCATION FILE DATE _____  WARRANT ISSUED DATE _____

DISPOSITION COMMENT _____  __

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```



DISPOSITION CODES

JCJP	Plea of not guilty, found guilty by the Jury and sentenced by the Jury	REVD	Revocation motion denied
JCJG	Plea of not guilty, found guilty by the Jury and sentenced by the Judge	REVW	Revocation motion withdrawn and probation discharge
TBCT	Plea of not guilty, found guilty by the Judge and sentenced by the Judge	REVC	Revocation motion withdrawn and probation continued or amended
TBCI	Plea of not guilty, found innocent by the Judge	PRCS	Probation reduced and case set aside
INST	Instructed verdict, found innocent of charge	REVK	Probation Revoked
INN	Plea of not guilty, found innocent by the Jury	RVRD	Probation revoked and sentence reduced
NFWA	Plea of not guilty, found innocent of charge because no fact witness appearing for probation	RVSP	Non-Adjudicated Probation revoked and sentenced to straight probation
PGBC	Agreed plea of guilty before the court	JGSA	Judgment set aside
PGJG	Open plea of guilty before the court	PROC	Procedendo
NAOG	Non-Adjudication of guilt(Deferred Probation)	BTCP	Probation following boot camp incarceration
NAJG	Non-Adjudication of guilt(Open Plea)	SHBP	Shock Probation
DISM	Charge Dismissed	Occupational Driver's License Cases	
QUAS	Suppressed or extinguished before case goes to trial	ODLA	Driver's license amended
HUNG	Jury Hung on verdict	ODLD	Driver's license denied
SHPB	Shock Probation	ODLG	Driver's license granted
MIST	Mistrial	Court of Record Cases	
TRAN	Transferred to another County/District Court	CRTC	This method is used to signify a court of record
MISC	Felony case transferred to a County Criminal Court	CRTA	Affirmed